SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                Bank of Ireland (Governor & Co)   February 12, 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






12 February 2003



RE: BANK OF IRELAND
    SCHEDULE OF DATES FOR 2002/2003 FINAL
    & 2003/2004 INTERIM DIVIDEND


I detail below for your information the Schedule of Dates for the Final Dividend 2002/2003 and Interim Dividend 2003/2004 as approved by the Court:-




Final Dividend 2002/2003                              Interim Dividend 2003/3004


Court Committee to confirm Wednesday, 14 May, 2003    Court Committee Meeting to      Wednesday, 12 November
Group Results              @ 5.00pm                   Approve Interim Results         2003 @ 5.00 p.m.



Results Announced to Stock Thursday, 15 May, 2003     Interim Results Announced to    Thursday, 13 November 2003
Exchange                   @ 07.00am                  Stock Exchange                  @ 07.00 a.m.


Reports and Accounts       Tuesday, 10 June, 2003     Stock goes Ex-Dividend on Irish Wednesday, 3 December 2003
posted to Stockholders                                Stock Exchange


(At least 20 working days
before the meeting,
to comply with provisions
of the Combined Code)


Stock Goes Ex-Dividend on  Wednesday, 18 June, 2003   Record Date (Dividends will be  Friday, 5 December 2003
Irish Stock Exchange                                  despatched to
                                                      Stockholders appearing on the
                                                      Register at
Record Date: Dividends     Friday, 20 June 2003       Close of Business on this date)
will be dispatched
to Stockholders appearing
on the Register
at close of business on


Return Date for Proxies    Monday, 7 July, 2003       Dividends posted                Monday,  5 January 2004


Annual General Court       Wednesday, 9 July, 2003    Interim Dividend Payable on or  Tuesday, 6 January 2004
                                                      after

Final Dividend Payable On Friday, 18 July, 2003 or After





Yours sincerely,

John B. Clifford
Group Secretary



This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: February 12, 2003